

Mail Stop 3561

January 20, 2010

Mr. Jay T. Schwartz
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

> **Re:** **Audience Productions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 7, 2010**
> **File No. 333-162589**

Dear Mr. Schwartz:

We have reviewed your response to our comment letter dated December 22, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note your response to our prior comment one and the updated disclosure in your MD&A section. Please revise the business and summary sections of your filing to disclose that you will need an additional $30,000 to fund your operations during the offering period and there is no guarantee these funds will be available.

Promoter's Intangible Asset Contributions, page 10

2. Unless there is a history of financial success for the promoters discovering scripts that have earned money for investors that you can provide us with, please delete any value in the table for reviewing and scoring script. Also, based on the revisions in this amendment, it appears there is no basis for the final category as well. Please remove it or advise.

3. We suggest removing the word "tangible" from the phrase "tangible book value."

Internet Advertising, page 13

4.   In the next amendment, please include some examples of the prices for the adwords placement on Yahoo and Google and the advertising rates on some third party websites you are considering so that investors can have a better sense of the costs involved.

Liquidity and Capital Resources, page 24

5.   Please disclose the basis for your estimate that the total costs to fund your operations during the offering period will not exceed $30,000. Please also explain in your response how you can reliably estimate your advertising costs if it is "impossible" for you to know how much you will pay for each internet search advertising result. Also, please revise to give the breakdown of the expected uses of the $30,000, which will help investors evaluate the likelihood of your estimate's being correct.

6.   We note that your officers will continue to loan you funds to cover your operations during the offering period. Please file their written agreement to do so with the next amendment.

7.   We note your statement that your costs throughout the offering period have been considered in the budget table include in your "Use of Proceeds" section. This table appears to be your budget after your have successfully raised the offering amount. Until then, all funds will be placed in escrow. In light of this, we are unclear how you will be able to use invested funds during the offering period. Please advise.

Screenshots

General

8.   We note your response to our prior comment 11 and reissue in part. The sales literature accompanying an effective registration statement should not mislead investors by presenting an unrealistically favorable picture of your company and your business prospects. We suggest substantially revising your sales literature to present a more accurate picture of your company, including that you have not raised $8 million to fund your film and there is no assurance you will do so, that you have never successfully produced a film, and that you are a shell company with no revenues and negligible assets.

Slide 1

9.   We note your response to our prior comment 12 and reissue. Please revise the

first sentence to delete the statement that major studios leave the "audience completely out of the picture."

10. Please revise your statement that for as "little as $20" investors can invest in your company, as this does not include the non-refundable fee. Similarly revise the rest of your slides and your FAQ section.

11. If the persons pictured are not under contract to you, please remove their photographs.

12. Please revise your slides and your FAQ section to delete all implications that investors will own a piece of a film, a "real independent film," or the "Action." Investors will own shares in a company that is attempting to raise money to produce a film; they will not own a film.

13. We note your response to our prior comment 16 and reissue. Investors are not helping to make a film but are making an investment decision to earn a profit.

14. Please provide the basis for your statement that you are making the "First Crowdsourced Indie." Similarly provide the basis for the assertion that you are providing a "revolutionary" way to finance and produce a film. Alternatively, delete.

Slide 4

15. Please define "IndieShares" or delete this reference.

Slide 8

16. We note your response to our prior comment 18 and reissue. A purchaser of an IndieGift is not merely informing someone about the availability of shares, but is making an investment decision to purchase shares for somebody else. The recipient then makes a subsequent investment decision to exercise his right to use the funds to purchase shares. Please either register IndieGifts or remove references to them in the next amendment.

Slide 9

17. The numbers provided in the third example do not foot. Please revise.

Slide 11

18. We note your response to our prior comment 20. Please revise the draft email

to clarify that you are not producing an "$8,000,000 full-length motion picture," but are a company that is trying to raise $8 million in order to produce a film. There is no guarantee that your film will not cost more than $8 million or that you will successfully raise the amount needed to produce a film.

19.   We note that you state that you want to "make [each investor] a movie producer," and that investors will be "executive producer[s]" of the film. Please delete these titles, as they are misleading. Investors will own a small piece of the company, and will not be "producers" of the film.

FAQ

20.   We note your response to our prior comment 21. API is not an independent film company, but is a shell company with negligible assets, no revenues, and a net loss of $83,573 that is trying to raise money to produce a film. Please revise your FAQ section accordingly.

21.   Please revise your FAQ section to delete statements which imply that investors in your company are going to "participate in a film project" or are an "integral" part of the production process. According to your prospectus, you will conduct polling events that are not binding on the producer.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Noel Howe
         Beacon Law Advisors
         Via facsimile (206) 749-9261